UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For The Year Ended December 31, 2008

Commission file number: 1-10431

AVX NONQUALIFIED
SUPPLEMENTAL RETIREMENT PLAN

IRS Employer Identification Number:  33-0379007

AVX CORPORATION
P.O. Box 867
Myrtle Beach, SC 29578

AVX NONQUALIFIED
SUPPLEMENTAL RETIREMENT PLAN
INDEX

Page No.

Report of Independent Registered Public Accounting Firm	2

Statement of Financial Condition with Fund Information as of December 31, 2008 and 2007	3-4

Statement of Income and Changes in Plan Equity with Fund Information for the years ended December 31, 2008, 2007 and 2006	5-7

Notes to Financial Statements	8-13

Signature	14

Schedule I – Investments	15

Exhibit:
23.1 Consent of Grant Thornton LLP dated March 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

AVX Nonqualified Supplemental Retirement Plan

We have audited the accompanying statement of financial condition with fund information of the AVX Nonqualified Supplemental Retirement Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of income and changes in plan equity with fund information for each of the three years in the period ended December 31, 2008.  Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Schedule I.  These financial statements and financial statement schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2008 and 2007, and the results of its operations for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP
___________________________________________

Columbia, South Carolina
March 26, 2009

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
As of December 31, 2008

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Large Cap Value Fund	T. Rowe Price Spectrum Income Fund	MainStay Cash Reserves Fund	MainStay S&P 500 Index Fund	Janus Balanced Fund	Janus Fund	Lord Abbett Mid Cap Value Fund	PIMCO Total Return Fund	American Funds - EuroPacific Growth Fund
ASSETS:
Investments at fair value:
Other investments (cost $6,423,011)	$6,043,485	$14,456	$21,808	$709,621	$673,350	$3,479,395	$197,181	$196,942	$174,407	$134,159	$ 294,902	$ 147,264
AVX Corporation Common Stock (cost $1,225,661)	733,823	733,823	-	-	-	-	-	-	-	-	-	-
Kyocera Corporation American Depositary Shares (cost $803,485)	790,063	-	790,063	-	-	-	-	-	-	-	-	-
Total investments	7,567,371	748,279	811,871	709,621	673,350	3,479,395	197,181	196,942	174,407	134,159	294,902	147,264

Receivable:
Employer contribution	67,630	3,650	5,433	10,716	-	25,968	2,837	2,978	3,901	1,348	9,117	1,682
Employee contribution	2,252	189	168	114	-	3,047	60	(48)	44	(80)	(950)	(292)
Total Contribution receivable	69,882	3,839	5,601	10,830	-	29,015	2,897	2,930	3,945	1,268	8,167	1,390

Plan equity	$7,637,253	$752,118	$817,472	$720,451	$673,350	$3,508,410	$200,078	$199,872	$178,352	$135,427	$ 303,069	$ 148,654

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
As of December 31, 2007

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Large Cap Value Fund	T. Rowe Price Spectrum Income Fund	MainStay Cash Reserves Fund	MainStay S&P 500 Index Fund	Janus Balanced Fund	Janus Fund	Lord Abbett Mid Cap Value Fund	PIMCO Total Return Fund	American Funds - EuroPacific Growth Fund
ASSETS:
Investments at fair value:
Other investments (cost $5,933,436)	$ 6,587,037	$ 26,003	$ 18,373	$ 1,079,288	$ 743,544	$ 3,187,821	$ 319,299	$ 226,388	$ 277,382	$ 210,845	$ 192,308	$ 305,786
AVX Corporation Common Stock (cost $1,096,670)	1,070,125	1,070,125	-	-	-	-	-	-	-	-	-	-
Kyocera Corporation American Depositary Shares (cost $745,273)	887,202	-	887,202	-	-	-	-	-	-	-	-	-
Total investments	8,544,364	1,096,128	905,575	1,079,288	743,544	3,187,821	319,299	226,388	277,382	210,845	192,308	305,786

Receivable:
Employer contribution	92,561	6,651	5,158	12,557	-	22,551	5,023	5,265	7,874	7,905	9,944	9,633

Plan equity	$ 8,636,925	$ 1,102,779	$910,733	$ 1,091,845	$ 743,544	$ 3,210,372	$ 324,322	$ 231,653	$ 285,256	$ 218,750	$ 202,252	$ 315,419

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2008

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Large Cap Value Fund	T. Rowe Price Spectrum Income Fund	MainStay Cash Reserves Fund	MainStay S&P 500 Index Fund	Janus Balanced Fund	Janus Fund	Lord Abbett Mid Cap Value Fund	PIMCO Total Return Fund	American Funds - EuroPacific Growth Fund
Net investment income (loss):
Dividends	$ 99,271	$ 13,473	$ 12,093	$ 5,748	$ 35,123	$ -	$ 5,363	$ 5,314	$ 1,586	$ 3,298	$ 13,379	$ 3,894
Interest	68,460					68,460
Net appreciation (depreciation) in fair value of investments	(1,603,620)	(465,292)	(155,351)	(420,201)	(105,317)	-	(116,847)	(39,733)	(110,857)	(83,431)	(2,006)	(104,585)
Total income (loss)	(1,435,889)	(451,819)	(143,258)	(414,453)	(70,194)	68,460	(111,484)	(34,419)	(109,271)	(80,133)	11,373	(100,691)

Contributions:
Employer	209,308	59,119	10,607	23,303	-	48,549	7,860	11,241	11,806	3,368	22,028	11,427
Employee	421,233	48,778	39,523	19,756	-	181,029	23,814	23,640	24,830	21,260	24,434	14,169
Total contributions	630,541	107,897	50,130	43,059	-	229,578	31,674	34,881	36,636	24,628	46,462	25,596

Deductions:
Benefit payments	(194,324)	(6,739)	(133)	-	-	-	(44,434)	(20,240)	(34,269)	(28,291)	-	(60,218)
Income (loss) and change in plan equity	(999,672)	(350,661)	(93,261)	(371,394)	(70,194)	298,038	(124,244)	(19,778)	(106,904)	(83,796)	57,835	(135,313)

Transfer of funds from employee investment elections, net	-	-	-	-	-	-	-	(12,003)	-	473	42,982	(31,452)

Plan equity at beginning of year	8,636,925	1,102,779	910,733	1,091,845	743,544	3,210,372	324,322	231,653	285,256	218,750	202,252	315,419

Plan equity at end of year	$ 7,637,253	$ 752,118	$ 817,472	$ 720,451	$ 673,350	$ 3,508,410	$ 200,078	$ 199,872	$ 178,352	$ 135,427	$ 303,069	$ 148,654

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2007

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Large Cap Value Fund	T. Rowe Price Spectrum Income Fund	MainStay Cash Reserves Fund	Templeton Foreign Fund	MainStay S&P 500 Index Fund	Janus Balanced Fund	Janus Fund	Lord Abbett Mid Cap Value Fund	PIMCO Total Return Fund	American Funds - EuroPacific Growth Fund
Net investment income (loss):
Dividends	$ 84,422	$ 12,403	$ 10,087	$ 211	$ 33,866	$ -	$ -	$ 5,432	$ 6,137	$ 1,364	$ 1,006	$ 8,421	$ 5,495
Interest	136,680	-	-	-	-	136,680	-	-	-	-	-	-	-
Net appreciation (depreciation) in fair value of investments	(2,299)	(117,208)	(75,603)	82,019	9,446	-	(1,498)	8,090	18,905	30,851	(4,813)	6,891	40,621
Total income (loss)	218,803	(104,805)	(65,516)	82,230	43,312	136,680	(1,498)	13,522	25,042	32,215	(3,807)	15,312	46,116

Contributions:
Employer	255,361	86,537	11,637	25,937	-	44,979	-	10,151	11,069	14,909	15,972	15,650	18,520
Employee	753,550	99,251	87,515	73,302	-	295,969	1,293	36,279	28,578	42,756	35,026	23,458	30,123
Total contributions	1,008,911	185,788	99,152	99,239	-	340,948	1,293	46,430	39,647	57,665	50,998	39,108	48,643

Deductions:
Benefit payments	(425,290)	(41,427)	(25,043)	-	-	-	(51,943)	(44,050)	(94,620)	(31,125)	(137,082)	-	-
Income (loss) and change in plan equity	802,424	39,556	8,593	181,469	43,312	477,628	(52,148)	15,902	(29,931)	58,755	(89,891)	54,420	94,759

Transfer of funds from employee investment elections, net	-	-	-	-	-	-	(215,050)	-	-	-	-	-	215,050

Plan equity at beginning of year	7,834,501	1,063,223	902,140	910,376	700,232	2,732,744	267,198	308,420	261,584	226,501	308,641	147,832	5,610

Plan equity at end of year	$ 8,636,925	$ 1,102,779	$ 910,733	$ 1,091,845	$ 743,544	$ 3,210,372	$ -	$ 324,322	$ 231,653	$ 285,256	$ 218,750	$ 202,252	$ 315,419

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2006

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Large Cap Value Fund	T. Rowe Price Spectrum Income Fund	MainStay Cash Reserves Fund	Templeton Foreign Fund	MainStay S&P 500 Index Fund	Janus Balanced Fund	Janus Fund	Lord Abbett Mid Cap Value Fund	PIMCO Total Return Fund	American Funds - EuroPacific Growth Fund
Net investment income (loss):
Dividends	$ 76,631	$ 10,525	$ 7,856	$ 743	$ 30,400	$ -	$ 5,348	$ 4,844	$ 5,085	$ 734	$ 1,593	$ 9,503	$ -
Interest	102,514	-	-	-	-	102,514	-	-	-	-	-	-	-
Net appreciation (depreciation) in fair value of investments	538,984	19,688	196,884	109,214	23,736	-	57,623	40,816	29,666	21,042	43,619	(3,304)	-
Total income (loss)	718,129	30,213	204,740	109,957	54,136	102,514	62,971	45,660	34,751	21,776	45,212	6,199	-

Contributions:
Employer	207,777	77,171	16,330	18,822	-	43,536	1,302	8,604	12,197	10,439	5,098	8,668	5,610
Employee	623,923	89,707	80,819	61,749	-	272,844	17,007	24,373	17,508	23,227	12,443	24,246	-
Total contributions	831,700	166,878	97,149	80,571	-	316,380	18,309	32,977	29,705	33,666	17,541	32,914	5,610

Deductions:
Benefit payments	(404,757)	(45,543)	(24,582)	-	-	-	(44,777)	(39,248)	(86,664)	(28,958)	(134,985)	-	-
Income (loss) and change in plan equity	1,145,072	151,548	277,307	190,528	54,136	418,894	36,503	39,389	(22,208)	26,484	(72,232)	39,113	5,610

Transfer of funds from employee investment elections, net	-	-	-	(399,898)	-	1,717,457	(455,335)	(143,381)	(141,322)	-	-	(577,521)	-

Plan equity at beginning of year	6,689,429	911,675	624,833	1,119,746	646,096	596,393	686,030	412,412	425,114	200,017	380,873	686,240	-

Plan equity at end of year	$ 7,834,501	$ 1,063,223	$ 902,140	$ 910,376	$ 700,232	$ 2,732,744	$ 267,198	$ 308,420	$ 261,584	$ 226,501	$ 308,641	$ 147,832	$ 5,610

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following brief description of the AVX Nonqualified Supplemental Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General
The Plan was established August 1, 1994 to provide certain officers and highly compensated managers of AVX Corporation, (“AVX”) or (the "Company") with supplemental retirement benefits.  Effective January 1, 2005, the AVX Corporation SERP Plan (the “SERP Plan”), that was established January 1, 1998, was merged into the Plan.  All balances from the SERP Plan were transferred into the Plan.  Any employee eligible to participate in the AVX Corporation Retirement Plan is eligible to participate in the SERP portion of the plan and any employee eligible to participate in the AVX Corporation Retirement plan whose annual compensation is in excess of $220,000, $225,000 and $230,000 for the plan years 2006, 2007 and 2008, respectively (as such limit is defined by the Internal Revenue Code) is eligible to participate in the Supplemental Retirement portion of the Plan. An employee who, in prior years,  becomes an eligible participant in the Plan shall continue to be eligible to fully participate in the Plan regardless of whether such employee’s annual compensation falls below the annual compensation limit for the year. In December of 2007, the Plan was amended to comply with the final regulations under Internal Revenue Code Section 409A. The Company is the Plan’s sponsor and Plan administrator. New York Life Investment Management, LLC (the “Trustee”) is the Plan’s trustee and record keeper.

Deferred Compensation Contribution
The Plan is split into two parts. There is a SERP portion and a Supplemental Retirement portion. The SERP portion allows each participant to irrevocably elect to defer receipt of all or a portion of eligible compensation for that year prior to January l of each year.    The Supplemental Retirement portion allows participants to defer an amount from 1% to 3% of eligible compensation (currently between $230,000 and $600,000).  Beginning January 1, 2001, eligible compensation for employee contributions to the supplemental portion is determined based on total compensation less any amount deferred under the SERP portion of the Plan.

Company Matching Contribution
The Company will match contributions equal to 100% of the first 3% of the amount that is deferred under the SERP portion of the Plan contingent upon the participant initially investing their deferral in the AVX Stock Fund. The Company will also match contributions equal to 100% of the first 3% of the amount deferred that is related to eligible compensation (currently between $230,000 as indexed and $600,000) in the Supplemental portion of the Plan. This match to the Supplemental portion of the plan shall be invested in the AVX Stock Fund. Total Company match for any participant in the Plan can not receive more than 3% of eligible compensation for the Plan year.

Non-discretionary Contribution
The Company will make an annual contribution equal to 5% of eligible compensation.

Discretionary Contribution
The Company may make an annual contribution between 0% - 5% of eligible compensation.  The contribution amount is subject to approval by the Company’s Board of Directors.

Vesting
Each participant shall be fully vested and have a non-forfeitable interest in his account.

Payment of Benefits
Benefits under the Plan shall be payable to a participant or beneficiary upon the earlier of such participant's separation from service, disability, or death in a lump-sum payment or in installments over a period not to exceed 10 years.

2.	Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are presented on the accrual basis of accounting.

Contributions
Employer contributions under the non-discretionary contribution feature include amounts equal to the aggregate that would have been contributed based on a participant’s eligible compensation under the non-discretionary contribution feature of the AVX Retirement Plan.  The employer contributions associated with the discretionary contribution feature of the Plan are not readily determinable until after the Company’s fiscal year ended March 31 and are included in the Plan in the year paid.

Payment of Benefits
Benefits are recorded when paid.

Income Recognition
For purposes of determining realized gains and losses, the Plan uses the average cost method to determine the cost basis of disposed assets.  Net appreciation (depreciation) in fair value of investments on the Statement of Income and Changes in Plan Equity with Fund Information represents realized gains (losses) and the cumulative change in unrealized appreciation (depreciation) for the respective years.

Administrative Expenses
The Plan invests in various mutual funds with revenue-sharing agreements that partially offset fees. Plan fees that are not offset with revenue from these agreements are paid by the Company. In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund. These stock administration fees are based on the market value of these funds.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of plan equity at the date of the financial statements and the changes in plan equity during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Dividend and Interest Income Recognition
Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.

New Accounting Standards
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, provides guidance for measuring fair value and requires additional disclosures.  This statement does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.  For financial assets and liabilities, SFAS 157 is effective for financial statements issued for fiscal years beginning after December 31, 2007.  The Plan adopted these provisions of SFAS 157 effective January 1, 2008. The related disclosures are included in Note 4.

3.	Investment Programs

As of December 31, 2008, the investment alternatives include the following:

MainStay Cash Reserves Fund: The MainStay Cash Reserves Fund, a money market fund, seeks a high level of current income while preserving capital and maintaining liquidity. This Fund invests in short-term dollar denominated securities. This fund had ten participants at December 31, 2008 and eleven participants at December 31, 2007.

T. Rowe Price Spectrum Income Fund: The T. Rowe Price Spectrum Income Fund, a mutual fund, seeks a high level of current income consistent with moderate share price fluctuation by investing primarily in domestic bond funds and also in a foreign bond fund. This fund had three participants at December 31, 2008 and four participants at December 31, 2007. This fund is no longer an investment alternative for future contributions.

Seligman Large Cap Value Fund: The Seligman Large Cap Value Fund, a mutual fund, seeks capital appreciation through a value-oriented, diversified portfolio comprised of high-quality stocks.  This fund had seven participants at December 31, 2008 and 2007.

Kyocera Stock Fund: This fund is primarily invested in shares of the Kyocera Corporation.  The objective is to give participants the opportunity to share in the success and growth of Kyocera and AVX by allowing participants to become part owners.  The fund’s value will fluctuate, based on the success of Kyocera, AVX and the stock market in general.  This fund had three participants at December 31, 2008 and four participants at December 31, 2007.

AVX Stock Fund: This fund is primarily invested in shares of AVX stock.  This fund also gives participants the opportunity to share in the success and growth of AVX.  The fund’s value will fluctuate, based on the success of AVX and the stock market in general.  This fund had twelve participants at December 31, 2008 and 2007.

Janus Balanced Fund: The Janus Balanced Fund, a mutual fund, seeks long-term growth of capital balanced by current income by normally investing 40% to 60% of assets in securities selected for their growth potential and 40% to 60% of assets in securities selected for their income potential.  This fund had six participants at December 31, 2008 and eight participants at December 31, 2007.

Janus Fund: The Janus Fund, a mutual fund, seeks long-term growth of capital, consistent with preservation of capital, by investing primarily in common stock of companies of any size. This fund had seven participants at December 31, 2008 eight participants at December 31, 2007.

MainStay S&P 500 Index Fund: The MainStay S&P 500 Index Fund, a mutual fund, seeks to provide investment results that correspond to the total return performance (reflecting reinvestment of dividends) of common stocks in the aggregate, as represented by the S&P 500 Index. This fund had six participants at December 31, 2008 and seven participants at December 31, 2007.

Lord Abbett Mid Cap Value Fund: The Lord Abbett Mid Cap Value Fund, a mutual fund, seeks capital appreciation.  Under normal circumstances, this Fund invests at least 65% of its total assets in middle capitalization companies having an aggregate market value between $200 million and $5 billion.  This fund had five participants at December 31, 2008 six participants at December 31, 2007.

PIMCO Total Return Fund: The PIMCO Total Return Fund, a mutual fund, seeks maximum total return by investing primarily in fixed income securities of varying maturities.  This fund had four participants at December 31, 2008 and 2007.

American Funds- EuroPacific Growth Fund:  The American Funds- EuroPacific Growth Fund, a mutual fund, seeks long-term growth of capital.  The fund normally invests at least 80% of assets in securities of issuers located in Europe and the Pacific Basin.  The fund may also hold cash, money market instruments and fixed-income securities.  This fund became available to participants in the Plan for investment on February 26, 2007. This fund had six participants at December 31, 2008 and eight participants at December 31, 2007.

    The Plan's realized and unrealized gains (losses) for the years ended December 31 are as follows:

	2008	2007	2006
Proceeds	$ 305,505	$ 715,234	$ 2,502,750
Aggregate cost	255,354	612,962	2,374,296
Realized gains (losses)	50,151	102,272	128,454
Unrealized appreciation (depreciation)	(1,653,771)	(104,571)	410,530
Net appreciation (depreciation) in fair value of investments	$ (1,603,620)	$ (2,299)	$ 538,984

  The Plan’s unrealized appreciation (depreciation) for investments at December 31 2008, 2007, and 2006 were $(884,786), $768,985, and $873,556, respectively.

4.	Fair Value:

Fair Value Hierarchy:

The fair value framework described in SFAS 157 requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

▪	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

▪
Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

▪	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

		Based on
	Fair Value at December 31, 2008	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Cash Reserves Fund	$3,515,659	$ 3,515,659	$ -	$ -
Other Investments	2,527,826	2,527,826	-	-
AVX Stock	733,823	733,823	-	-
Kyocera Stock	790,063	790,063	-	-
Total	$7,567,371	$7,567,371	$ -	$ -

Assets valued using Level 1 inputs in the table above represent assets from the Plan and are valued based on the number of shares in the funds using a closing price per share traded in an active market.

5.	Non participant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments is as follows:

	December 31,
	2008	2007
Net Assets:
MainStay Cash Reserves Fund	$4,688	$8,002
AVX Corporation Common Stock	237,973	329,310
Total Assets	$242,661	$337,312

Year Ended
December 31, 2008
Changes in Net Assets:
Contributions	$48,802
Dividends	4,369
Net depreciation	(144,281)
Benefits paid to participants	(3,541)
Total	$(94,651)

6.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time.  However, termination of the Plan shall not, without the consent of a participant, adversely affect such participant’s rights with respect to amounts then accrued in his/her account.

7. Federal Income Taxes

The Plan is a grantor type trust and is not qualified under Section 401 of the Internal Revenue Code.  Under Section 671 of the Internal Revenue Code, items of income, deduction or credit in a grantor trust are treated as belonging to the grantor.  These items are reported on the income tax return of the grantor, AVX Corporation.  Participants must include distributions in taxable income at the time of withdrawal.

Certain participant contributions were made to the plan before all eligibility criteria was met. The compensation of these participants was not yet in excess of the amount determined under Section 401(a)(17) of the Code for the Plan year 2008. These amounts totaling $2,912 related to the employee contribution and $2,912 related to the employer match, net of any gains and losses, are to be transferred into a forfeiture account into the MainStay Cash Reserves Fund and reflected as net employee and employer receivables and payables between the funds in the accompanying statement of financial condition as of December 31, 2008. The gross amount of excess contribution will be distributed to the participants by the Company.

Certain participant contributions were not made to the Plan in accordance with participant elections. These amounts are reported as a receivable in the accompanying statement of financial condition as of December 31, 2008 and will be contributed by the participants to the plan.

8. Transactions with Related Parties

Amounts of American Depository Shares of Kyocera Corporation, the Company’s majority shareholder, held by the Plan at December 31 are as follows:

	2008	2007
Shares	10,917	10,172
Market value per share	$72.37	$87.22
Market value	$790,063	$887,202

Amounts of AVX Corporation common stock held by the Plan at December 31 are as follows:

	2008	2007
Shares	92,421	79,741
Market value per share	$7.94	$13.42
Market value	$733,823	$1,070,125

9. Risks and Uncertainties

The Plan provides for various investment options in common stocks and in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Financial Condition with Fund Information.  The market value of the Plan’s assets is included as an asset and a liability on the Company’s balance sheet because the Plan’s assets are available to AVX’s general creditors in the event of the Company’s insolvency.

10. Subsequent Event

The reported employer contribution receivable as of December 31, 2008 was subsequently received by the Plan on February 27, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
               (Name of Plan)

BY:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Administrative Committee

Date: March 26, 2009

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
SCHEDULE I - INVESTMENTS
As of December 31, 2008

Description	Number of shares/units	Market Value	Percentage of Net Assets

MainStay Cash Reserves Fund	3,515,659	$ 3,515,659	46.5%
Seligman Large Cap Value Fund	72,633	709,621	9.4%
AVX Stock	92,421	733,823	9.7%
Kyocera Stock	10,917	790,063	10.4%
T. Rowe Price Spectrum Income Fund	65,184	673,350	8.9%
MainStay S&P 500 Index Fund	9,535	197,181	2.6%
American EuroPacific Growth Fund	5,343	147,264	1.9%
Janus Fund	9,074	174,407	2.3%
Janus Balanced Fund	9,837	196,942	2.6%
Lord Abbett Mid Cap Value Fund	12,863	134,159	1.8%
PIMCO Total Return Fund	29,083	294,902	3.9%
Total Investments		$7,567,371